UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**Report of Foreign Private Issuer**

**Pursuant to Rules 13a-16 or 15d-16 under**
the Securities Exchange Act of 1934

Dated May 31, 2018

File Number: 001-35785

**SIBANYE GOLD LIMITED**
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater" or "the Group" or "the Company")

**Sibanye-Stillwater strategic and operational update**

**Salient points:**

- Sibanye-Stillwater's transformative growth  that has made it one of the largest PGM producers in the world at a low point in the PGM commodity price cycle, has resulted in a significant, but temporary, change in its capital structure
- The Group is pursuing its deleveraging strategy, and Group liquidity remains sound
-  The Group debt maturity profile has been carefully structured, with major debt repayments only due from mid-2022
- Various financial options which, will accelerate the deleveraging are being assessed, with a decision on these expected soon
- The SA and US PGM operations continue to perform well, and the recent regression in safety at the SA Gold operations is being addressed with initiatives to reduce costs across the SA region being implemented
- The proposed acquisition of Lonmin is proceeding as planned. Sibanye-Stillwater remains convinced by the compelling strategic rationale of this transaction.

The board and management of Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) has noted with concern the significant drop in the Group's share price and market value, which has accelerated in recent weeks. Management believes that this uncertainty is unwarranted and primarily driven by the concerns around high balance sheet leverage, the recent safety incidents and associated operational disruptions and concerns regarding the viability of the Lonmin transaction.  This update is intended to address these issues. This release should be read together with the Q1 2018 operating update, which was released on 3 May 2018 (Q1 Operating update).

**Debt and leverage**

Prior to the acquisition of Stillwater in 2017, Sibanye-Stillwater's debt was negligible, and its leverage in 2015 at 0.2x Net Debt:adjusted EBITDA*, was significantly lower than its global mining peers. This robust financial position enabled the Group to conclude a number of value accretive acquisitions in the Platinum Group Metals (PGM) sector, at a low point in the commodity price cycle. The bridge loan raised to settle the Stillwater transaction was refinanced through a combination of equity (US$1 billion rights issue), corporate debt (two tranches totalling US$1.05 billion) and a US$450 million convertible instrument. This resulted in Group Net Debt:adjusted EBITDA of 2.6x at 31 December 2017.

As per the Q1 Operating update: "*Due largely to the inclusion of the US PGM operations, Net Debt: adjusted EBITDA of 2.4x at 31 March 2018, was 8% lower than* *at 31 December 2017. This is well below prevailing covenant levels of 3.5x, as well as below longer term covenant levels of 2.5x."*

This outcome, was achieved despite the negative impact of a significantly stronger ZAR, and operational disruptions at the SA operations during Q1 2018.

Furthermore, the Group debt maturity profile has been carefully structured, with the first maturity of our bond instruments (High yield bonds and Convertible bonds) in mid-2022.

The Group liquidity position was recently enhanced by the refinancing of the US$350 million Revolving Credit Facility (RCF), which was due to mature in August 2018.  A larger US$600 million facility, maturing in 2021, was provided by lenders on improved terms, which we believe reflects the confidence that lenders have in Sibanye-Stillwater's strategy, deleveraging profile and financial outlook. Should it wish to do so, the Group also has the option to increase the size of the US$ RCF by a further US$150 million (to US$750 million), through the inclusion of additional lenders.

The opportunity to accelerate the deleveraging of the company, to our targeted level of 1x Net Debt:adjusted EBITDA remains of strategic importance to management and the Board, and will provide the necessary flexibility to continue to deliver on our longer term strategic objectives.  As stated in the recent Q1 Operating update, we have for some time been evaluating the commercial merits of a number of non-debt or non-recourse financial options to achieve this.  These evaluations are at an advanced stage and while no formal decision has been made, the most prospective options include:

- Raising up to US$500 million via a streaming arrangement, at competitive financing costs relative to alternative financing instruments.
- The financing of recycling inventory in process at our US operations.  This could potentially facilitate the release of approximately US$100 million of working capital.

A final decision regarding these financial options will be announced shortly. The Group has no intention to issue equity in order to reduce debt. Even under significantly more challenging circumstances, this remains an unlikely scenario.

**Safety update**
Sibanye-Stillwater is committed to ensuring a safe working environment for employees. The roll out of a new safety strategy in 2017, following a complete revision of the safety strategy in 2016, resulted in significant improvements in all safety indicators across the SA region in H2 2017. The recent spate of serious safety incidents, since February 2018 is therefore of significant concern to Sibanye-Stillwater's board and management.

As highlighted at the presentation of our 2017 operating and financial results on 22 February 2018, industry investigations reveal that in recent years, a significant number of fatalities are the result of non-compliance to procedures and standards, for which employees are trained. It has therefore become increasingly evident that our journey to zero harm will require a significant change in employee behaviour. With many employees being members of organised labour it is clear that the changes in attitude will require the support and assistance of key stakeholders, specifically organised labour.

In this regard, Sibanye-Stillwater convened a safety summit on 25 May 2018, which was well attended by all material stakeholders, including all the representative unions and the Department of Mineral Resources (the DMR). The stakeholder representatives adopted a constructive approach at the summit, which was heartening to note and management believes that, should this cooperative approach continue, significant inroads will be made to achieving a safer work environment. A follow up workshop has been scheduled in three weeks' time, at which critical initiatives from the perspectives tabled at the initial safety summit will be identified.

## Operating update

The SA and US PGM operations continue to deliver consistent operating results, maintaining their solid first quarter operational performances. The SA gold operations have however, experienced safety related stoppages which have again impacted on production.

The tragic seismic event at our Masakhane mine on 3 May 2018, resulted in the temporary suspension of production at our Kloof and Driefontein operations while rescue efforts were underway. Following the conclusion of the rescue efforts on 5 May 2018, production resumed at Kloof and all Driefontein shafts, other than at Masakhane. The direct impact on production from the tragic seismic incident, was approximately 160 kg (5,240oz) as at 5 May 2018, which is approximately 0.4% of total guided group gold production of between 38,500kg and 40,000kg (1.24Moz and 1.29Moz) for the year ending 31 December 2018.

Operations at Masakhane remain suspended, pending a thorough assessment of the recent seismic damage caused to the mine. Damage to footwall infrastructure which provides access to the western side of the Masakhane mine has been identified, and is being assessed and updates will be provided once management has completed plans to repair the damaged footwall infrastructure. Masakhane produces approximately 11kg (935oz) of gold per day, which represents approximately 20% of Driefontein's total daily output and 7% of the daily gold output at the SA gold operations. Further information will be provided as the repair plans to Masakhane shaft are finalised.

As per the Q1 Operating Update, an operational review to cater for a sustained strong ZAR environment is underway across Group operations. Approximately R1 billion in potential cost reductions have been identified and are currently being implemented.

## The proposed Lonmin transaction

The proposed acquisition of Lonmin Plc (Lonmin) is proceeding according to plan, with submissions to both the South African and United Kingdom competition authorities made in March and April 2018 respectively.

Lonmin released its H1 2018 results on 14 March 2018, which, after normalising for smelter lock up of US$47 million (which is expected to be released in H2 2018), were largely in line with our expectations and included reiteration of the company's full financial year guidance for annual sales and unit costs. The planned restructuring by Lonmin of its higher cost Generation 1 shafts, which have reached the end of their reserve lives, has commenced.  This will facilitate a reduction in unit operating costs across the Lonmin operations. The realisation of approximately R730 million of overhead cost synergies identified by Sibanye-Stillwater, over 3 years**, will further reduce operating costs, enhancing the sustainability of the Lonmin operations, and as a result, Lonmin is expected to contribute positively to Group EBITDA. In 2017, Sibanye-Stillwater successfully integrated the Rustenburg operations, which delivered synergies of more than R1 billion within 14 months, well ahead of initial expectation of R800 million synergies in three to four years. The realisation of approximately R780 million of annual processing synergies from 2021, are expected to further reduce costs and enhance the sustainability, underpinning the value proposition offered by the acquisition of Lonmin

Sibanye-Stillwater therefore remains confident of the rationale for the transaction:

- Sibanye-Stillwater will acquire a fully integrated PGM company with a downstream processing business which has a replacement value significantly higher than the acquisition cost
- The proposed transaction is Net asset value (NAV) accretive on closing and earnings and cash flow accretive on a per share basis from 2021
- The all share offer ensures that the transaction does not add to Group debt or leverage.
- Enhanced scale facilitates greater operational flexibility, optimal use of excess capacity and more effective allocation of capital
- Detailed due diligence identified significant synergies between Sibanye-Stillwater and Lonmin's contiguous PGM assets amounting to approximately R1.5 billion per annum by 2021
- Sibanye-Stillwater's confidence in achieving these synergies is supported by the successful integration of the Rustenburg operations and Aquarius assets, and value created through the realization of over R1 billion in cost and operational synergies in 2017

We remain excited about the opportunity to close this transaction, which is compelling from a strategic and a value perspective.

*\* The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the definitions in Sibanye-Stillwater's revolving credit facility agreements. Adjusted EBITDA is a pro forma number for JSE Listings Requirements purposes. It not an IFRS measure and is for illustrative purposes only and is the responsibility of the directors. For a reconciliation of the components of Adjusted Ebitda, please refer to note 24.10 on page 89 of the 2017 Group Annual Financial Statements available at https://www.sibanyestillwater.com/investors/financial-reporting/annual-reports/2017. Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue*

*\*\*For further information in relation to the expected synergies, please refer to page 17 and pages 58 to 60 of the offer announcement dated 14 December 2017, available on https://www.sibanyestillwater.com/investors/transactions/lonmin/documents.*

Investor relations contact:

James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
Email: ir@sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

Johannesburg, 31 May 2018

**FORWARD LOOKING STATEMENTS**
This announcement contains forward-looking statements, including "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "target", "will", "would", "expect", "can", "unlikely", "could" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements, including among others, those relating to our future business prospects, financial positions, debt position and our ability to reduce debt leverage, plans and objectives of management for future operations, plans to raise capital through streaming arrangements or pipeline financing, our ability to service our Bond Instruments (High Yield Bonds and Convertible Bonds), our ability to achieve steady state production at the Blitz project and the anticipated benefits and synergies of our acquisitions are necessarily estimates reflecting the best judgement of our senior management and involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the Group's Annual Integrated Report and Annual Financial Report, published on 2 April 2018, and the Group's Annual Report on Form 20-F filed by Sibanye-Stillwater with the Securities and Exchange Commission on 2 April 2018 (SEC File no. 001-35785). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: May 31, 2018

By:       /s/ Charl Keyter

Name:    Charl Keyter
Title:     Chief Financial Officer